UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             -----------------------

                        BINDVIEW DEVELOPMENT CORPORATION
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                    090327107
                                 (CUSIP Number)

                                 PETER L. BLOOM
                               DAVID A. ROSENSTEIN
                    C/O GENERAL ATLANTIC SERVICE CORPORATION
                                3 PICKWICK PLAZA
                          GREENWICH, CONNECTICUT 06830
                            TEL. NO.: (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                             -----------------------

                                  JULY 24, 1998
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

090327107                                                     PAGE 2 OF 10 PAGES


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          General Atlantic Partners, LLC

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                              [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        4,793,481
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          4,793,481

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,793,481

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          25.5%

14        TYPE OF REPORTING PERSON

          OO

                                  SCHEDULE 13D

090327107                                                     PAGE 3 OF 10 PAGES


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          General Atlantic Partners 44, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                              [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        4,793,481
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          4,793,481

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,793,481

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          25.5%

14        TYPE OF REPORTING PERSON

          PN

                                  SCHEDULE 13D

090327107                                                     PAGE 4 OF 10 PAGES


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          GAP Coinvestment Partners, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                              [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          New York

                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        4,793,481
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          4,793,481

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,793,481

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          25.5%

14        TYPE OF REPORTING PERSON

          PN

090327107                                                     Page 5 of 10 Pages

         Item 1. Security and Issuer.

         The title of the class of equity securities of BindView Development Corporation, a Texas corporation (the "Company"), to which this statement relates is the Company's Common Stock, no par value (the "Common Stock"). The address of the principal executive offices of the Company is 3355 West Alabama, Suite 1200, Houston, Texas, 77098.

         Item 2. Identity and Background.

         This statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. The members of the group are General Atlantic Partners, LLC, a Delaware limited liability company ("GAP"), General Atlantic Partners 44, L.P., a Delaware limited partnership ("GAP 44"), and GAP Coinvestment Partners, L.P., a New York limited partnership ("GAPCO" and, collectively with GAP and GAP 44, the "Reporting Persons"), all of which are located at 3 Pickwick Plaza, Greenwich, Connecticut 06830. Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes. The general partner of GAP 44 is GAP. The managing members of GAP are Steven A. Denning, Peter L. Bloom, David C. Hodgson, Stephen P. Reynolds, J. Michael Cline, Nancy E. Cooper, William O. Grabe, William E. Ford and Franchon M. Smithson (collectively, the "GAP Managing Members"). The GAP Managing Members are also the general partners of GAPCO. The business address of each of the GAP Managing Members is 3 Pickwick Plaza, Greenwich, Connecticut 06830, and the present principal

090327107                                                     Page 6 of 10 Pages

occupation or employment of each of the GAP Managing Members is as a managing member of GAP. Each of the GAP Managing Members is a citizen of the United States.

         None of the Reporting Persons and none of the above individuals has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

         Item 3. Source and Amount of Funds or Other Consideration.

         This statement is being filed as a result of recent purchases of shares of Common Stock, as described in Item 5(c), which were acquired for consideration which did not exceed $800,000 in the aggregate and the source of which was contributions from the partners of GAPCO.

         Item 4. Purpose of Transaction.

         The Reporting Persons acquired the shares of Common Stock for investment purposes. From time to time the Reporting Persons may acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock owned by them. None of the Reporting Persons have any other plans which relate to or would result in any of the items listed in paragraphs (a) through (j) of Item 4.

         Item 5. Interest in Securities of the Issuer.

         (a) As of the date hereof, GAP, GAP 44 and GAPCO each own of record no shares of Common Stock, 3,910,657 shares of Common Stock and 882,824 shares

090327107                                                     Page 7 of 10 Pages

of Common Stock, respectively, or 0%, 20.8% and 4.7%, respectively, of the Company's issued and outstanding shares of Common Stock.

         By virtue of the fact that the GAP Managing Members are also the general partners authorized and empowered to vote and dispose of the securities held by GAPCO, and that GAP is the general partner of GAP 44, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock which each owns of record. Accordingly, as of July 24, 1998, each of the Reporting Persons may be deemed to own beneficially an aggregate of 4,793,481 shares of Common Stock or 25.5% of the Company's issued and outstanding shares of Common Stock.

         (b) Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 4,793,481 shares of Common Stock that may be deemed to be owned beneficially by each of them.

         (c) Immediately prior to the closing of the Company's initial public offering on July 24, 1998, GAP 44 and GAPCO owned of record 3,910,657 and 802,824 shares, respectively, of Common Stock. In addition, upon the closing of the Company's initial public offering on July 29, 1998, GAPCO acquired 80,000 shares of Common Stock that were offered in the initial public offering for $10 per share, for an aggregate purchase price of $800,000.

         (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

         (e) Not Applicable.

090327107                                                     Page 8 of 10 Pages

         Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to the Issuer.

         As noted above, the GAP Managing Members are the partners authorized and empowered to vote and dispose of the securities held by GAPCO, and GAP is the partner authorized and empowered to vote the dispose of the securities held by GAP 44. Accordingly, GAP and any of the GAP Managing Members may, from time, consult among themselves and coordinate the voting and disposition of the Company's shares of Common Stock as well as such other action taken on behalf of the Reporting Persons with respect to the Company's shares of Common Stock as they deem to be in the collective interest of the Reporting Persons.

         Item 7. Materials to be Filed as Exhibits.

                 Exhibit 1: Agreement relating to the filing of joint
                            acquisition statements as required by Rule
                            13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.

090327107                                                     Page 9 of 10 Pages


                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of August 4, 1998.

                                    GENERAL ATLANTIC PARTNERS, LLC

                                    By: /s/ Thomas J. Murphy
                                    ------------------------
                                    Name:  Thomas J. Murphy
                                    Title: Attorney-In-Fact


                                    GENERAL ATLANTIC PARTNERS 44, L.P.

                                    By: General Atlantic Partners, LLC,
                                        its general partner

                                    By: /s/ Thomas J. Murphy
                                    ------------------------
                                    Name:  Thomas J. Murphy
                                    Title: Attorney-In-Fact


                                    GAP COINVESTMENT PARTNERS, L.P.

                                    By: /s/ Thomas J. Murphy
                                    ------------------------
                                    Name:  Thomas J. Murphy
                                    Title: Attorney-In-Fact